WOLVERINE
ASSET MANAGEMENT, LLC

175 W. Jackson Blvd.
Suite 340
Chicago, IL 60604

www.wolvefunds.com

January 22, 2016

Mr. Robert F.X. Sillerman
Chairman and CEO
Viggle Inc.
902 Broadway, 11th Floor
New York, NY 10010

Dear Bob,

As you know, Wolverine Asset Management, LLC (together with its affiliates, "Wolverine") is a significant shareholder of Viggle, Inc. ("Viggle" or the "Company") with ownership of approximately 6% of the Company's outstanding shares (we were diluted down from approximately 8.1% by the December 3, 2015 Issuance). We are writing to express our serious and urgent concerns regarding the strategic direction of the Company and to request the opportunity to discuss the opportunities that we believe are available to maximize value for the benefit of all Viggle shareholders.

Since our investment in the Company in June 2015, we believe Viggle has veered substantially off-course. We are specifically concerned that the Company's current strategy has not achieved anywhere near the expected values (in its asset sales), and the Company has neither demonstrated nor articulated a cogent go-forward operating plan other than to say it is exploring strategic alternatives. As mentioned above, we believe the situation is urgent and requires significantly more attention (and communication) than what appears to be taking place. Further, while we estimate that you have invested over $100 million in Viggle to date (through a combination of debt, preferred stock and common equity), we believe your attention to the current issues facing SFX Entertainment has become a major distraction for Viggle. In this context, the senior management team you assembled just a couple years ago (i.e. Gregory Consiglio, Kevin Arrix and John Small) have all subsequently departed, leaving no one at the helm to deal with this emergency. It is at this critical juncture that we ask you to focus on resolving the following issues at Viggle:

1. Monetizing assets/maximizing (preserving) value;
2. Fixing the overleveraged balance sheet;
3. Devising a broader operating strategy that leverages the your historical media success; and
4. Attracting new CEO/senior management.

As you know, we invested $4.2 million in Viggle in June 2015, purchasing 2.048 million common shares at $2.05. Our investment theme was to capitalize on Viggle's announced intention to monetize its assets

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(in one or a series of sale transactions) and our expectation that the Company would reinvest the sale proceeds into areas where you have historically created substantial value (i.e. media investments) or distribute such cash proceeds to shareholders. A narrow focus in the fantasy/gaming arena is fraught with risk and needs to be expanded. Last June, the market capitalization of the Company's equity was approximately $50 million compared to just $8.8 million today, even with a 35% increase in the shares outstanding. Based on the announced transactions for the Company's rewards business and the formation of DraftDay Gaming, together with our estimates of Viggle's remaining assets (Wetpaint and Choose Digital), we estimate the value of Viggle's assets (excluding NOLs) to be worth between $35 and $45 million. After giving consideration to the debt, preferred equity and negative working capital (per the Company's September 30, 2015 balance sheet), we estimate Viggle's common equity to be currently worth between 0 and 50 cents per share.

Given the disarray among the current management team coupled with your distraction at SFXE, we offer the following alternative plan to create value.

First, in our judgment, limiting operations to fantasy gaming is both: (i) risky, as economics are expected to diminish due to potential future regulation in light of the recent actions taken by Nevada and NY to regulate fantasy sports and (ii) short-sighted, as it does not leverage your substantial success in the broader media/tech/consumer arenas. Second, Viggle needs to be properly capitalized to maximize its investment opportunities and the value of its substantial NOL's. Third, the capital structure needs to be simplified in order to lower the Company's cost of capital and attract future capital (including human capital) in order to lower overall operational risk. Lastly, we believe that you need to recruit and hire a new CEO (and senior management team), which we believe is not possible without substantially de-risking the situation as described above.

Accordingly, we believe the following actions will address the above-referenced concerns and would vastly improve the chance of restoring value to Viggle shareholders. First, the Company should broaden its mandate to become a registered investment company under the Investment Company Act of 1940, as amended, whereby the Company would leverage your media expertise and acquire: (i) cash-flow positive operating business (minority/majority owned and fully owned) and (ii) actively managed minority positions in public companies both at the intersection of media, technology and the consumer. As such, we believe the Company would transition from a money-losing start-up (now holding company) to a profitable investment company (via acquisitions and the articulated activist investment strategy), enabling it to capture the value of its NOLs, which were reported in the Company's Schedule 14C Information filed on January 6th to be approximately $164.5 million (excluding 2H 2015 losses not yet fully reported). Second, the balance sheet needs to be restructured. We believe that both the debt and preferred equity should be nearly proportionately discounted to the destruction in the equity value to date and equitized at such lower levels. And third, in order to garner any attention and/or support of the capital markets, however, our analysis indicates that this strategy will require significant capital to execute, which we estimate to be a minimum of $100 million. Given the performance of Viggle's stock to date, your personal distraction due to SFX, the lack of a management team and the current market environment, we believe the only viable option for raising this amount of capital is if it comes (substantially all) from you. With a broader investment company mandate, a simplified balance sheet and capital, together with your media acumen, we believe that you can fix the remaining piece of the puzzle, bringing in a new CEO with the requisite skill set (i.e. tech savvy with strong M&A and operational skills) to lead the Company's investing and build out its senior management team all in an effort to put value back in shareholders' pockets, including yours.

We would like to immediately engage in active dialog with you regarding the details of our proposal. I will call you later today to set up a meeting in NY next week.

Sincerely,



John Ziegelman